April 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phoenix Asia Holdings Limited
Registration Statement on Form F-1, as amended
File No. 333- 284260

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), D. Boral Capital LLC, as representatives of the several underwriters, hereby join Phoenix Asia Holdings Limited (the “Company”) in requesting that the U.S. Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form F-1, as amended (File No. 333-284260) (the “Registration Statement”), to become effective on April 24, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, CFN Lawyers LLC, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated April 9, 2025, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

D. Boral Capital LLC

By:	/s/ Stephanie Hu
Name:	Stephanie Hu
Title:	Co-Head of Investment Banking